Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve thes example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the re

Please enter inputs in the orange cells	
Company name	lan County Beer Company
Total target loan amount	$250,000
Multiple for investors	2.00
% of revenues	10%
Early Bird terms?	No
Early Bird loan amount	
Early Bird multiple for investors	
Year of disbursal	2022
Quarter of disbursal	Q1
Grace period quarters	1
Quarter repaid	Q1, 2029
Years to repay	7.25
Non Early Bird loan amount	$250,000
Non Early Bird repayment amount	$500,000
Early Bird loan amount	$0
Early Bird repayment amount	$0
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$250,000
Total repayment amount	$500,000

Quarter	Year	Possible revenue	Loan repayments
Q1, 2022	2022	$85,000	$0
Q2, 2022	2022	$89,250	$8,925
Q3, 2022	2022	$93,713	$9,371
Q4, 2022	2022	$98,398	$9,840
Q1, 2023	2023	$103,318	$10,332
Q2, 2023	2023	$108,484	$10,848
Q3, 2023	2023	$113,908	$11,391
Q4, 2023	2023	$119,604	$11,960
Q1, 2024	2024	$125,584	$12,558
Q2, 2024	2024	$131,863	$13,186
Q3, 2024	2024	$138,456	$13,846
Q4, 2024	2024	$145,379	$14,538
Q1, 2025	2025	$152,648	$15,265
Q2, 2025	2025	$160,280	$16,028
Q3, 2025	2025	$168,294	$16,829
Q4, 2025	2025	$176,709	$17,671
Q1, 2026	2026	$185,544	$18,554
Q2, 2026	2026	$194,822	$19,482
Q3, 2026	2026	$204,563	$20,456
Q4, 2026	2026	$214,791	$21,479
Q1, 2027	2027	$225,530	$22,553
Q2, 2027	2027	$236,807	$23,681
Q3, 2027	2027	$248,647	$24,865
Q4, 2027	2027	$261,080	$26,108
Q1, 2028	2028	$274,133	$27,413
Q2, 2028	2028	$287,840	$28,784
Q3, 2028	2028	$302,232	$30,223
Q4, 2028	2028	$317,344	$31,734
Q1, 2029	2029	$333,211	$33,321

e revenue numbers for a number of reasons (for
epayment schedule would be affected.

Cumulative repayments	Outstanding loan amount
$0	$500,000
$8,925	$491,075
$18,296	$481,704
$28,136	$471,864
$38,468	$461,532
$49,316	$450,684
$60,707	$439,293
$72,667	$427,333
$85,226	$414,774
$98,412	$401,588
$112,258	$387,742
$126,796	$373,204
$142,060	$357,940
$158,088	$341,912
$174,918	$325,082
$192,589	$307,411
$211,143	$288,857
$230,625	$269,375
$251,082	$248,918
$272,561	$227,439
$295,114	$204,886
$318,794	$181,206
$343,659	$156,341
$369,767	$130,233
$397,180	$102,820
$425,964	$74,036
$456,188	$43,812
$487,922	$12,078
$500,000	$0

Year	Revenue	Loan repayments	Cumulative repayments
2022	$366,361	$28,136	$28,136
2023	$445,314	$44,531	$72,667
2024	$541,281	$54,128	$126,796
2025	$657,931	$65,793	$192,589
2026	$799,719	$79,972	$272,561
2027	$972,064	$97,206	$369,767
2028	$1,181,550	$118,155	$487,922
2029	$1,436,181	$143,618	$500,000



Outstanding loan amount
$500,000
$427,333
$373,204
$307,411
$227,439
$130,233
$12,078
$0

